

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

<u>Via E-mail</u>
W. Greg Dunlevy
Executive Vice President and Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

> **Re:** **Kosmos Energy Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 1, 2012**
> **File No. 001-35167**

Dear Mr. Dunlevy:

We have reviewed your letter dated September 28, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page 103</u>

1. We note your response to comments 2 and 3 in our letter dated September 21, 2012.  We believe presentation of pro forma earnings per share ("EPS") information on the face of the Consolidated Statements of Operations in your Form 10-K is not appropriate.  Please amend to remove this presentation.  Additionally, note the guidance per FASB ASC 260-10-15-2 requires the presentation of historical EPS information for all entities that have issued common stock which is traded in a public market.  Please amend to disclose basic and diluted EPS amounts for each of the years for which financial statements are presented on the face of the Consolidated Statements of Operations.  Refer to FASB ASC

260-10-55-17 and SAB Topic 4C for additional guidance.  Finally, please note that this comment also applies to your reports on Form 10-Q filed for periods subsequent to your year ended December 31, 2011.

2.  We note your response to comment 4 in our letter dated September 21, 2012.  As we requested in our previous comment, please provide a statement regarding the computation of earnings per share as required under Item 601(B)(11) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at 202-551-3645 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief